United States securities and exchange commission logo





                           July 12, 2022

       John Morgan
       Chief Executive Officer
       ZA Group, Inc.
       6901A N 9th Ave. #659
       Suite 700
       Pensacola, FL 32504

                                                        Re: ZA Group, Inc.
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed July 5, 2022
                                                            File No. 024-11715

       Dear Mr. Morgan:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jeff Turner